Exhibit 10.2

Executive Version

TAX MATTERS AGREEMENT

BY AND AMONG

THE MANITOWOC COMPANY, INC.

AND

MANITOWOC FOODSERVICE, INC.

MARCH 4, 2016

i

ARTICLE VII ASSISTANCE AND COOPERATION.		28
7.1.	Assistance and Cooperation.	28
7.2.	Income Tax Return Information.	30
7.3.	Reliance by Manitowoc ParentCo.	30
7.4.	Reliance by SpinCo.	30

ARTICLE VIII TAX RECORDS.		30
8.1.	Retention of Tax Records.	30
8.2.	Access to Tax Records.	31
8.3.	Preservation of Privilege.	31

ARTICLE IX TAX CONTESTS.		31
9.1.	Notice.	31
9.2.	Control of Tax Contests.	32

ARTICLE X TREATMENT OF TAX INDEMNITY PAYMENTS.		34
10.1.	Tax Characterization of Indemnity Payments.	34
10.2.	Gross Up.	34
10.3.	Interest Under This Agreement.	34

ARTICLE XI DISAGREEMENTS.		34
11.1.	Discussion.	34
11.2.	Escalation.	34

ARTICLE XII MISCELLANEOUS PROVISIONS.		35
12.1.	Effectiveness.	35
12.2.	Notices.	35
12.3.	Authority.	35
12.4.	Choice of Law and Severability.	37
12.5.	Captions, Gender, References, and Number.	37
12.6.	Counterparts.	37
12.7.	Binding Effect.	37
12.8.	Entire Agreement.	38
12.9.	Further Assurances.	38
12.10.	Waiver.	38
12.11.	Expenses.	38
12.12.	Late payments.	38
12.13.	No Double Recovery.	38
12.14.	Amendment.	38
12.15.	Specific Performance.	39
12.16.	Jurisdiction.	39

ii

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (the “Agreement”) is entered into on March 4, 2016 (the “Effective Date”), by and among The Manitowoc Company, Inc., a Wisconsin corporation (“Manitowoc ParentCo”), and Manitowoc Foodservice, Inc., a Delaware corporation (“SpinCo”) (Manitowoc ParentCo and SpinCo are sometimes collectively referred to herein as the “Companies” and, as the context requires, individually referred to herein as a “Company”).

RECITALS

A. The Board of Directors of Manitowoc ParentCo has determined that it would be appropriate and desirable to separate the Foodservice Business (as defined below) from Manitowoc ParentCo. This Agreement is being entered into simultaneously with the distribution by Manitowoc ParentCo of all the outstanding shares of common stock of SpinCo (the “Distribution”).

B. Manitowoc ParentCo is the common parent of an affiliated group of corporations that has elected to file consolidated federal income tax returns. Immediately prior to the Distribution, this affiliated group of which Manitowoc ParentCo is the common parent included SpinCo.

C. The Companies intend for the Contribution (as defined below) and the Distribution to qualify as a reorganization described in sections 355 and 368(a)(1)(D) of the Code (defined below) and the Separation Agreement to qualify as a plan of reorganization as described in Treas. Reg. § 1.368-2(g).

D. The Companies desire to provide for and agree upon the allocation between them of liabilities, and entitlements to refunds thereof, for certain Taxes arising prior to, at the time of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes and to set forth certain covenants and indemnities relating to the Tax-Free Status of the Contribution and the Distribution.

NOW, THEREFORE, in consideration of the foregoing and the agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

The following terms, as used in this Agreement, have the following meanings:

“Active Trade or Business” means, (i) with respect to the Distribution, the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder, and taking into account the “separate affiliated group” rules of Section 355(b)(3)(B) of the Code) by SpinCo of the Foodservice Business as conducted immediately prior to the Distribution, and

(ii) with respect to any other Separation Transaction intended to qualify as tax-free pursuant to Section 355 of the Code or analogous provisions of state, local or foreign law, the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder, and taking into account the “separate affiliated group” rules of Section 355(b)(3)(B) of the Code, or the analogous provisions of state or local law) by the relevant SpinCo Entity of the Foodservice Business relating to such SpinCo Entity as conducted immediately prior to such Separation Transaction.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for refund or credit of Taxes previously paid.

“Affiliate” means, when used with respect to a specified Person and at a point in, or with respect to a period of, time, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person at such point in or during such period of time. For the purposes of this definition, “control”, when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise. Notwithstanding the two immediately preceding sentences, no member of the Manitowoc ParentCo Group shall be deemed to be an Affiliate of a member of the SpinCo Group solely by reason of having one or more directors in common or by reason of having been under the common control of Manitowoc ParentCo or Manitowoc ParentCo’s shareholders prior to (or, in case of Manitowoc ParentCo’s shareholders, after) the time of the Distribution.

“Agreement” means this Tax Matters Agreement.

“Applicable Interest Rate” means a per annum rate equal to the three month LIBOR fixing such rate as of the date such payment was due (the “Due Date”) or if a holiday the previous business day, plus four percent (4%). Interest will be calculated based on a 365 day year and the actual number of days elapsed from the Due Date.

“Board Certificate” has the meaning set forth in Section 6.1(d).

“Business Day” has the meaning set forth in the Separation Agreement.

“CFC” means a controlled foreign corporation as defined in Section 957(a) of the Code.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Contribution” means the steps set forth in Section 2.2 of the Separation Agreement.

“Controlling Party” has the meaning set forth in Section 9.2(c).

“DGCL” means the Delaware General Corporation Law.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Distribution Date” means the date on which the Distribution occurs.

“Due Date” has the meaning set forth in the definition of Applicable Interest Rate.

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of March 4, 2016, by and among Manitowoc ParentCo and SpinCo, as amended from time to time.

“Employment Tax” means any Tax the liability or responsibility for which is allocated pursuant to the Employee Matters Agreement.

“Entity” means a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, an estate, a cooperative, a joint venture, an unincorporated organization, a governmental unit, or other type of entity, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Federal Income Tax” means any Tax imposed by Subtitle A of the Code (other than an Employment Tax), and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Federal Other Tax” means any Tax imposed by the Code other than any Federal Income Taxes or Employment Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Filing Date” has the meaning set forth in Section 6.4(d).

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period: (i) by IRS Form 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a State, local, or foreign taxing jurisdiction, except that a Form 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a State, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the parties.

“Foodservice Business” has the meaning set forth in the Separation Agreement.

“Foreign Income Tax” means any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, which is an income tax as defined in Treasury Regulation Section 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Foreign Other Tax” means any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession other than any Foreign Income Taxes or Employment Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Gain Recognition Agreement” means a gain recognition agreement as described in Treasury Regulation Section 1.367(a)-8.

“Internal Reorganization” has the meaning set forth in the Separation Agreement.

“Group” means the Manitowoc ParentCo Group or the SpinCo Group, or both, as the context requires.

“Income Tax” means any Federal Income Tax, State Income Tax, or Foreign Income Tax.

“Indemnitee” has the meaning set forth in Section 10.3.

“Indemnitor” has the meaning set forth in Section 10.3.

“Internal Reorganization Step Plan” means that certain plan of reorganization titled The Manitowoc Company, Inc. Proposed Foodservice Separation Steps, dated March 4, 2016.

“Internal Restructuring” has the meaning set forth in Section 6.1(e).

“IRS” means the U.S. Internal Revenue Service.

“Joint Return” means any Tax Return that actually includes, by election or otherwise, one or more members of the Manitowoc ParentCo Group together with one or more members of the SpinCo Group. For the avoidance of doubt, a German organschaft consisting of at least one member of the Manitowoc ParentCo Group and one member of the SpinCo Group shall be considered a Joint Return. The fact that a member of one Group may elect to surrender losses to a member of another Group under the United Kingdom’s rules regarding loss surrender shall not cause those members to be considered to have filed a Joint Return, however.

“Manitowoc ParentCo” has the meaning set forth in the first paragraph of this Agreement.

“Manitowoc ParentCo Affiliated Group” means the affiliated group (as that term is defined in Section 1504 of the Code and the regulations thereunder) of which Manitowoc ParentCo is the common parent.

“Manitowoc ParentCo Federal Consolidated Income Tax Return” means any U.S. federal Income Tax Return for the Manitowoc ParentCo Affiliated Group.

“Manitowoc ParentCo Group” means Manitowoc ParentCo and its Affiliates, excluding any Entity that is a member of the SpinCo Group.

“Manitowoc ParentCo Separate Return” means any Tax Return of or including any member of the Manitowoc ParentCo Group (including any consolidated, combined or unitary return) that does not include any member of the SpinCo Group.

“Non-Controlling Party” has the meaning set forth in Section 9.2(c).

“Notified Action” has the meaning set forth in Section 6.3(a).

“Past Practices” has the meaning set forth in Section 3.3(a).

“Payment Date” means (i) with respect to any Manitowoc ParentCo Federal Consolidated Income Tax Return, (A) the due date for any required installment of estimated taxes determined under Section 6655 of the Code, (B) the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, or (C) the date the return is filed, as the case may be, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payor” has the meaning set forth in Section 4.3(a).

“Person” means an individual or an Entity.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date and, in the case of any Straddle Period, the portion of such Tax Period beginning on the day after the Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege, and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding, or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, to enter into a transaction or series of transactions), whether such transaction is supported by SpinCo management or shareholders, is a hostile acquisition, or otherwise, as a result of which SpinCo would merge or consolidate with any other Person and/or as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, from SpinCo or one or more holders of outstanding shares of SpinCo Capital Stock, a number of shares of SpinCo Capital Stock that would, when combined with any other changes in ownership of SpinCo Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise 40% or more of (i) the value of all outstanding shares of stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by SpinCo of a shareholder rights plan, or (ii) issuances by SpinCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a Person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Related Agreement” means any Ancillary Agreement (as defined in the Separation Agreement), other than this Tax Matters Agreement.

“Representation Letters” means any representations, officer’s certificates, representation letters, or other materials delivered or deliverable by Manitowoc ParentCo, its Affiliates, or representatives thereof or SpinCo, its Affiliates, or representatives thereof in connection with the Tax Opinion.

“Required Party” has the meaning set forth in Section 4.3(a).

“Responsible Company” means, with respect to any Tax Return, the Company having responsibility for preparing and filing such Tax Return under this Agreement.

“Retention Date” has the meaning set forth in Section 8.1.

“Ruling” means a private letter ruling issued by the IRS to Manitowoc ParentCo in connection with the Contribution and Distribution.

“Ruling Request” means any letter filed by Manitowoc ParentCo with the IRS or other Tax Authority requesting a ruling regarding certain tax consequences of the Separation Transactions (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request letter.

“Section 336(e) Election” means an election made pursuant to Section 336(e) of the Code.

“Section 6.1(d) Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 25% instead of 40%.

“Separate Return” means a Manitowoc ParentCo Separate Return or a SpinCo Separate Return, as the case may be.

“Separation Agreement” means the Master Separation and Distribution Agreement, dated as of March 4, 2016, by and among Manitowoc ParentCo and SpinCo, as amended from time to time.

“Separation Transaction” means any transaction forming part of the Internal Reorganization, the Contribution or the Distribution.

“SpinCo” has the meaning set forth in the first paragraph of this Agreement.

“SpinCo Capital Stock” means all classes or series of capital stock of SpinCo, including (i) the SpinCo Common Stock, (ii) all options, warrants and other rights to acquire such capital stock, and (iii) all instruments properly treated as stock in SpinCo for U.S. federal income tax purposes.

“SpinCo Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax item of any member of the SpinCo Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“SpinCo Common Stock” means the common stock, par value $0.01 per share, of SpinCo.

“SpinCo Entity” means an Entity that is a member of the SpinCo Group.

“SpinCo Group” means, as of any time of determination (whether before or after the Distribution), the group consisting of (i) SpinCo, (ii) each Entity that is a Subsidiary of SpinCo as of the time of determination, (iii) each Entity that is not a Subsidiary of SpinCo as of a time of determination before the Distribution but that later becomes a Subsidiary of SpinCo by the time of the Distribution, and (iv) each Entity that becomes an Affiliate (other than a Subsidiary) of SpinCo after the Distribution.

“SpinCo Separate Return” means any Tax Return of or including any member of the SpinCo Group (including any consolidated, combined or unitary return) that does not include any member of the Manitowoc ParentCo Group.

“State Income Tax” means any Tax imposed by any State of the United States, or by any political subdivision of any such State, which is imposed on or measured by net income, including state or local franchise or similar Taxes measured by net income, as well as any state or local franchise, capital or similar Taxes imposed in lieu of a tax imposed on or measured by net income, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“State Other Tax” means any Tax imposed by any State of the United States, or by any political subdivision of any such State, other than any State Income Taxes or Employment Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Subpart F Income” means, collectively, (i) “subpart F income,” as defined in Section 952 of the Code and (ii) any investment in “United States property,” as defined in Section 956 of the Code; to the extent that such amount is recognized under section 951(a)(1)(A) or (B) of the Code.

“Subsidiary” means, with respect to a Person, any Entity that is controlled, directly or indirectly, by such Person.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any governmental entity or political subdivision thereof, and any interest, penalty, additions to tax, or additional amounts in respect of the foregoing.

“Tax Advisor” means a tax counsel or accountant, in each case of recognized national standing.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign tax credit, excess charitable contribution, general business credit, research and development credit, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other reduction in otherwise required liability for Taxes.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” means the qualification of the Contribution and the Distribution, taken together, (i) as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code, (ii) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(d), 355(e), and 361(c) of the Code, and (iii) as a transaction in which Manitowoc ParentCo, SpinCo and the shareholders of Manitowoc ParentCo recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361, and 1032 of the Code; other than: (i) in the case of Manitowoc ParentCo and SpinCo, intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, and (ii) in the case of shareholders of Manitowoc ParentCo, cash received in lieu of fractional shares.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, deduction, loss, or credit.

“Tax Law” means the law of any governmental entity or political subdivision thereof relating to any Tax.

“Tax Opinion” means the opinion of Baker & McKenzie LLP deliverable to Manitowoc ParentCo in connection with the Contribution and the Distribution.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic, or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed with respect to or otherwise relating to Taxes.

“Tax-Related Losses” means (i) all Taxes (including interest and penalties thereon) imposed pursuant to any settlement, Final Determination, judgment or otherwise; (ii) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes; and (iii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Manitowoc ParentCo (or any Manitowoc ParentCo Affiliate) or SpinCo (or any SpinCo Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Tax Authority, in each case, resulting from the failure of the Contribution or the Distribution to have Tax-Free Status or from the failure of a Separation Transaction to have the tax treatment described in the Tax Opinion or Internal Reorganization Step Plan.

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transfer Pricing Adjustment” means any proposed or actual allocation by a Tax Authority of any Tax Item between or among any member of the Manitowoc ParentCo Group and any member of the SpinCo Group with respect to any Tax Period ending prior to or including the Distribution Date.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“UK Loss Surrender Filings” means any returns, claims or filings required to enable the surrender of losses under United Kingdom tax law from a member of the SpinCo Group (or member of the Manitowoc ParentCo Group) to a member of the Manitowoc ParentCo Group (or a member of the SpinCo Group) including but not limited to the preparation and filing of Her Majesty’s Custom & Revenue’s Form CT600c.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, which Tax Advisor is acceptable to Manitowoc ParentCo, on which Manitowoc ParentCo may rely to the effect that a transaction will not affect the Tax-Free Status. Any such opinion must assume that the Contribution and the Distribution would have qualified for Tax-Free Status if the transaction in question did not occur.

ARTICLE II

ALLOCATION OF TAX LIABILITIES

2.1. General Rule.

(a) Manitowoc ParentCo Liability. Manitowoc ParentCo shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against:

(i) any liability for Taxes which are allocated to Manitowoc ParentCo under this Article II;

(ii) any liability for German real estate transfer tax imposed with respect to the Separation Transactions;

(iii) any liability for Tax-Related Losses that Manitowoc ParentCo is liable for under Section 6.4;

(iv) any liability for Taxes as a result of Manitowoc ParentCo’s breach of a warranty or covenant in the Separation Agreement or any Ancillary Agreement (as that term is defined in the Separation Agreement)

(b) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the Manitowoc ParentCo Group from and against:

(i) any liability for Taxes which are allocated to SpinCo under this Article II;

(ii) any liability for Tax-Related Losses that SpinCo is liable for under Section 6.4; and

(iii) any liability for Taxes as a result of SpinCo’s breach of a warranty or covenant in the Separation Agreement or any Ancillary Agreement (as that term is defined in the Separation Agreement).

2.2. Allocation of Federal Income and Federal Other Taxes.

Except as provided in Section 2.5, Federal Income Tax and Federal Other Tax shall be allocated as follows:

(a) Allocation of Federal Income Tax and Federal Other Tax Relating to Joint Returns. With respect to any Joint Return, Manitowoc ParentCo shall be responsible for any and all Federal Income Taxes or Federal Other Taxes due with respect to or required to be reported on any such Joint Return (including any increase in such Tax as a result of a Final Determination) for all Pre-Distribution Periods.

(b) Allocation of Federal Income Tax and Federal Other Tax Relating to Separate Returns.

(i) Manitowoc ParentCo shall be responsible for any and all Federal Income Taxes or Federal Other Taxes due with respect to or required to be reported on any Manitowoc ParentCo Separate Return (including any increase in such Tax as a result of a Final Determination) for all Tax Periods.

(ii) SpinCo shall be responsible for any and all Federal Income Taxes or Federal Other Taxes due with respect to or required to be reported on any SpinCo Separate Return (including any increase in such Tax as a result of a Final Determination) for all Tax Periods. For the avoidance of doubt, this shall include any liability for Taxes imposed with respect to Subpart F Income accrued by a CFC that is a member of the SpinCo Group even if the Subpart F Income accrued in a Straddle Period for that CFC.

2.3. Allocation of State Income and State Other Taxes. Except as provided in Section 2.5, State Income Tax and State Other Tax shall be allocated as follows:

(a) Allocation of State Income Tax and State Other Tax Relating to Joint Returns. Manitowoc ParentCo shall be responsible for any and all State Income Taxes or State Other Taxes due with respect to or required to be reported on any Joint Return (including any increase in such Tax as a result of a Final Determination) for all Pre-Distribution Periods.

(b) Allocation of State Income Tax and State Other Tax Relating to Separate Returns.

(i) Manitowoc ParentCo shall be responsible for any and all State Income Taxes or State Other Taxes due with respect to or required to be reported on any Manitowoc ParentCo Separate Return (including any increase in such Tax as a result of a Final Determination) for all Tax Periods.

(ii) SpinCo shall be responsible for any and all State Income Taxes or State Other Taxes due with respect to or required to be reported on any SpinCo Separate Return (including any increase in such Tax as a result of a Final Determination) for all Tax Periods.

2.4. Allocation of Foreign Income and Foreign Other Taxes. Except as provided in Section 2.5, Foreign Income Tax and Foreign Other Tax shall be allocated as follows:

(a) Allocation of Foreign Income Tax and Foreign Other Tax Relating to Joint Returns.

(i) Allocation to SpinCo for Pre-Distribution Periods. SpinCo shall be responsible for any and all Foreign Income Taxes or Foreign Other Taxes due with respect to or required to be reported on any Joint Return (including any increase in such Tax as a result of a Final Determination) which Taxes are attributable to the SpinCo Group for all Pre-Distribution Periods, as determined pursuant to Section 2.6.

(ii) Allocation to Manitowoc ParentCo for Pre-Distribution Periods. Manitowoc ParentCo shall be responsible for any and all Foreign Income Taxes or Foreign Other Taxes due with respect to or required to be reported on any Joint Return (including any increase in such Tax as a result of a Final Determination) other than those Foreign Income Taxes described in Section 2.4(a)(i) for all Pre-Distribution Periods.

(b) Allocation of Foreign Income Tax and Foreign Other Tax Relating to Separate Returns.

(i) Manitowoc ParentCo shall be responsible for any and all Foreign Income Taxes or Foreign Other Taxes due with respect to or required to be reported on any Manitowoc ParentCo Separate Return, including any Foreign Income Tax of Manitowoc ParentCo or any member of the Manitowoc ParentCo Group imposed by way of withholding by a member of the SpinCo Group (and including any increase in such Tax as a result of a Final Determination) for all Tax Periods.

(ii) SpinCo shall be responsible for any and all Foreign Income Taxes or Foreign Other Taxes due with respect to or required to be reported on any SpinCo Separate Return, including any Foreign Income Tax of SpinCo or any member of the SpinCo Group imposed by way of withholding by a member of the Manitowoc ParentCo Group (and including any increase in such Tax as a result of a Final Determination) for all Tax Periods.

(iii) Notwithstanding the fact that the Tax Returns reflecting the UK Income Tax liability of the UK members of the Manitowoc ParentCo Group and the SpinCo Group are considered Separate Returns, SpinCo (or Manitowoc ParentCo) agrees to surrender losses that a UK member of the SpinCo Group (or Manitowoc ParentCo) may have to a UK member of the Manitowoc ParentCo Group (or SpinCo Group) for any Pre-Distribution Periods in the event the Tax Return for that member has not yet been filed. Moreover, in the event that: (a) the UK Tax Authority audits a UK member of the Manitowoc ParentCo Group for the Pre-Distribution Period and proposes an increase in the taxable income of that member; and (b) a UK SpinCo Group member has losses that it is allowed to surrender to offset that increase in the year to which that adjustment relates; then that UK member of the SpinCo Group will be obligated to cooperate with Manitowoc ParentCo to surrender those losses to the extent permitted under UK law.

2.5. Certain Employment Taxes. Notwithstanding anything contained herein to the contrary, this Agreement, including Article II, shall not apply with respect to Employment Taxes. Employment Taxes shall be allocated as provided in the Employee Matters Agreement.

2.6. Determination of Tax Attributable to the Foodservice Business.

(a) Foreign Income Tax. For purposes of Section 2.4(a)(i), the amount of Foreign Income Taxes attributable to the SpinCo Group shall be as determined by Manitowoc ParentCo on a pro forma SpinCo Group return prepared:

(i) including only Tax Items of members of the SpinCo Group that were included in the relevant Joint Return;

(ii) using all elections, accounting methods and conventions used on such Joint Return for such period; and

(iii) applying the highest statutory marginal corporate Income Tax rate in effect for such Tax Period.

(b) Limitation. The amount of Foreign Income Taxes attributable to the Foodservice Business for any Tax Period shall not be less than zero.

2.7. Proration of Taxes: In the event that it becomes necessary to apportion Taxes to the Pre-Distribution Period:

(a) Taxes imposed on income or gains shall be apportioned to the Pre-Distribution Period based on a hypothetical closing of the books as of the close of business on the Distribution Date, provided that a mid-month proration in accordance with Treasury Regulation Section 1.1502-76 may be used as necessary and in Manitowoc ParentCo’s discretion; and

(b) Taxes imposed on a periodic basis (e.g., property taxes) shall be apportioned on a per diem basis.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

3.1. Manitowoc ParentCo’s Responsibility. Manitowoc ParentCo has the exclusive obligation and right to prepare and file, or to cause to be prepared and filed:

(a) All Joint Returns; and

(b) Manitowoc ParentCo Separate Returns.

3.2. SpinCo’s Responsibility. SpinCo shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by or with respect to members of the SpinCo Group other than those Tax Returns which Manitowoc ParentCo is required to prepare and file under Section 3.1. The Tax Returns required to be prepared and filed by SpinCo under this Section 3.2 shall include any SpinCo Separate Returns. For the avoidance of doubt, SpinCo shall have responsibility for preparing and filing the UK Loss Surrender Filings for the Pre-Distribution Period.

3.3. Tax Reporting Practices.

(a) Manitowoc ParentCo General Rule. Except as provided in Section 3.3(c), Manitowoc ParentCo shall prepare any Tax Return for a Pre-Distribution Period which it has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 3.1, using past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Manitowoc ParentCo.

(b) SpinCo General Rule. Except as provided in Section 3.3(c), with respect to any Tax Return that SpinCo has the obligation and right to prepare and file, or cause to be prepared and filed for a Pre-Distribution Period, under Section 3.2, such Tax Return shall be prepared in accordance with Past Practices used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past

Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by SpinCo.

(c) Reporting of Separation Transactions. The Tax treatment of the Separation Transactions reported on any Tax Return shall be consistent with the treatment thereof in the Tax Opinion and Internal Reorganization Step Plan, taking into account the jurisdiction in which such Tax Returns are filed, unless there is no reasonable basis for such Tax treatment. Such treatment reported on any Tax Return for which SpinCo is the Responsible Company shall be consistent with that on any Tax Return filed or to be filed by Manitowoc ParentCo or any member of the Manitowoc ParentCo Group or caused or to be caused to be filed by Manitowoc ParentCo, unless there is no reasonable basis for such Tax treatment. In the event that a Company shall determine that there is no reasonable basis for the Tax treatment described in either of the preceding two sentences, such Company shall notify the other Company twenty (20) Business Days prior to filing the relevant Tax Return and the Companies shall attempt in good faith to agree on the manner in which the relevant portion of the Separation Transactions shall be reported.

3.4. Consolidated or Combined Tax Returns. SpinCo shall elect and join, and shall cause its respective Affiliates to elect and join, in filing any Joint Returns that Manitowoc ParentCo determines are required to be filed or that Manitowoc ParentCo elects to file pursuant to Section 3.1(a).

3.5. Right to Review Tax Returns.

(a) General. The Responsible Company with respect to any material Tax Return shall make the portion of such Tax Return and related workpapers which are relevant to the determination of the other Company’s rights or obligations under this Agreement available for review by the other Company, if requested, to the extent: (i) such Tax Return relates to Taxes for which the requesting party would reasonably be expected to be liable, (ii) such Tax Return relates to Taxes and the requesting party would reasonably be expected to be liable in whole or in part for any additional Taxes owing as a result of adjustments to the amount of such Taxes reported on such Tax Return, (iii) such Tax Return relates to Taxes for which the requesting party would reasonably be expected to have a claim for Tax Benefits under this Agreement, or (iv) the requesting party reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement. The Responsible Company shall: (i) notify the non-responsible party of the Tax Return at least fifteen (15) days before the filing date, and (ii) use reasonable efforts to have such Tax Return modified before filing, taking into account the person responsible for payment of the Tax (if any) reported on such Tax Return and whether the amount of Tax liability allocable to the requesting party with respect to such Tax Return is material. The Companies shall attempt in good faith to resolve any issues arising out of the review of such Tax Return.

(b) Material Tax Returns. For purposes of Section 3.5(a), a Tax Return is “material” if it could reasonably be expected to reflect (i) Tax liability equal to or in excess of $500,000, (ii) a credit or credits equal to or in excess of $500,000 or (iii) a loss or losses equal to or in excess of $1.5 million, in each case with respect to the requesting party.

3.6. SpinCo Carrybacks and Claims for Refund. SpinCo hereby agrees that, unless Manitowoc ParentCo consents in writing, (i) no Adjustment Request with respect to any Tax Return for a pre-Distribution Period or Straddle Period shall be filed, and (ii) any available elections to waive the right to claim in any Pre-Distribution Period with respect to any Tax Return any SpinCo Carryback arising in a Post-Distribution Period shall be made, and no affirmative election shall be made to claim any such SpinCo Carryback.

3.7. Apportionment of Tax Attributes.

(a) Except as provided in paragraph (b), Manitowoc ParentCo may in good faith advise SpinCo in writing of the amount, if any, of any Tax Attributes, which Manitowoc ParentCo determines, in its sole and absolute discretion, shall be allocated or apportioned to the SpinCo Group under applicable law, or may provide SpinCo relevant information for making such determination on an as-is basis, provided that this Section 3.7(a) shall not be construed as obligating Manitowoc ParentCo to undertake any such determination or provide any such information. For the avoidance of doubt, Manitowoc ParentCo makes no representation or warranty as to the accuracy or completeness of any such determination or information. SpinCo and all members of the SpinCo Group shall prepare all Tax Returns in accordance with any such determination. SpinCo may request that Manitowoc ParentCo undertake a determination of the portion, if any, of any particular Tax Attribute to be allocated or apportioned to the SpinCo Group under applicable law; to the extent that Manitowoc ParentCo determines, in its sole and absolute discretion, not to undertake such determination, or does not otherwise advise SpinCo of its intention to undertake such determination within twenty (20) Business Days of the receipt of such request, SpinCo shall be permitted to undertake such determination at its own cost and expense and shall notify Manitowoc ParentCo of its determination, which determination shall not be binding upon Manitowoc ParentCo. In the event that Manitowoc ParentCo does determine a Tax Attribute and SpinCo disagrees with the determination, the dispute shall be addressed by Article XI with the proviso that if SpinCo disagrees with Manitowoc ParentCo’s calculation and wants to pursue its rights under Section 11.2, it must provide written notice within forty-five days of its receipt of Manitowoc ParentCo’s calculation. SpinCo agrees that if it does not exercise its rights under Article XI, it shall not subsequently dispute or take a position contrary to Manitowoc ParentCo’s allocation or apportionment of Tax Attributes. Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, Manitowoc ParentCo shall bear no liability to SpinCo for determinations made by Manitowoc ParentCo pursuant to this Section 3.7(a) if any such determination shall be found or asserted to be inaccurate.

(b) Manitowoc ParentCo shall provide SpinCo with a calculation of any overall foreign loss (within the meaning of Section 904(f)(2) of the Code) or separate limitation loss (within the meaning of Section 904(f)(5)(E)(iii) of the Code) allocable to any member of the SpinCo Group within six (6) months following the month in which the Distribution occurs or November 30, 2016, whichever is later. SpinCo shall have thirty (30) days to review and comment on Manitowoc ParentCo’s computation. Any dispute shall be addressed by Article XI, with the proviso that if SpinCo disagrees with Manitowoc ParentCo’s calculation and wants to pursue its rights under Section 11.2, it must provide written notice within forty-five days of its receipt of Manitowoc ParentCo’s calculation.

3.8. Signing of Returns Prepared by the Other Party. In the event that a Company is legally required to sign a Tax Return but is not the Responsible Company, the Company shall nevertheless sign the Tax Return prepared by the Responsible Company unless a material position taken on such Tax Return does not have substantial authority as that term is defined under Section 6662 of the Code.

ARTICLE IV

TAX PAYMENTS

4.1. Payment of Taxes With Respect to Certain Joint Returns. In the case of any Joint Return:

(a) Computation and Payment of Tax Due. At least three Business Days prior to any Payment Date for any such Tax Return, the Responsible Company shall compute the amount of Tax required to be paid to the applicable Tax Authority (taking into account the requirements of Section 3.4 relating to consistent accounting practices, as applicable) with respect to such Tax Return on such Payment Date. The Responsible Company shall pay such amount to such Tax Authority on or before such Payment Date (and provide notice and proof of payment to the other Company).

(b) Computation and Payment of Liability With Respect To Tax Due. Within twenty (20) Business Days following the earlier of (i) the due date (including extensions) for filing any such Tax Return (excluding any Tax Return with respect to payment of estimated Taxes or Taxes due with a request for extension of time to file) or (ii) the date on which such Tax Return is filed, if Manitowoc ParentCo is the Responsible Company, then SpinCo shall pay to Manitowoc ParentCo the amount allocable to the SpinCo Group under the provisions of Article II, and if SpinCo is the Responsible Company, then Manitowoc ParentCo shall pay to SpinCo the amount allocable to the Manitowoc ParentCo Group under the provisions of Article II, in each case, plus interest computed at the Applicable Interest Rate on the amount of the payment based on the number of days from the earlier of (i) the due date of the Tax Return (including extensions) or (ii) the date on which such Tax Return is filed, to the date of payment.

(c) Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any such Tax Return, the Responsible Company shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Return required to be paid as a result of such adjustment pursuant to a Final Determination. The Responsible Company shall compute the amount attributable to the SpinCo Group in accordance with Article II and SpinCo shall pay to Manitowoc ParentCo any amount due Manitowoc ParentCo (or Manitowoc ParentCo shall pay SpinCo any amount due SpinCo) under Article II within twenty (20) Business Days from the later of (i) the date the additional Tax was paid by the Responsible Company or (ii) the date of receipt of a written notice and demand from the Responsible Company for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Any payments required under this Section 4.1(c) shall include interest computed at the Applicable Interest Rate based on the number of days from the date the additional Tax was paid by the Responsible Company to the date of the payment under this Section 4.1(c).

4.2. Payment of Separate Company Taxes. Each Company shall pay, or shall cause to be paid, to the applicable Tax Authority when due all Taxes owed by such Company or a member of such Company’s Group with respect to a Separate Return.

4.3. Indemnification Payments.

(a) If any Company (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Company (the “Required Party”) is liable for under this Agreement, the Required Party shall reimburse the Payor within twenty (20) Business Days of delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. The reimbursement shall include interest on the Tax payment computed at the Applicable Interest Rate based on the number of days from the date of the payment to the Tax Authority to the date of reimbursement under this Section 4.3.

(b) All indemnification payments under this Agreement shall be made by Manitowoc ParentCo directly to SpinCo and by SpinCo directly to Manitowoc ParentCo; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, any member of the Manitowoc ParentCo Group, on the one hand, may make such indemnification payment to any member of the SpinCo Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 10.1.

ARTICLE V

TAX REFUNDS AND CORRELATIVE TAX BENEFITS AND SPINCO CARRYBACKS

5.1. Tax Refunds. Manitowoc ParentCo shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which Manitowoc ParentCo is liable hereunder, SpinCo shall be entitled (subject to the limitations provided in Section 3.6) to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which SpinCo is liable hereunder and a Company receiving a refund to which another Company is entitled hereunder shall pay over such refund to such other Company within twenty (20) Business Days after such refund is received (together with interest computed at the Applicable Interest Rate based on the number of days from the date the refund was received to the date the refund was paid over).

5.2. Correlative Tax Benefits.

(a) If: (i) a member of the SpinCo Group realizes an increase in a Tax Attribute as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the Manitowoc ParentCo Group is liable hereunder (or reduces any Tax Attribute of a member of the Manitowoc ParentCo Group), or (ii) if a member of the Manitowoc ParentCo Group realizes an increase in a Tax Attribute as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the SpinCo Group is liable hereunder (or reduces any Tax Attribute of a member of the SpinCo Group); and such Tax Attribute would not have arisen but for such adjustment or reporting (determined on a “with and without” basis), SpinCo or Manitowoc ParentCo, as the case may be, shall make a payment to either Manitowoc ParentCo or SpinCo, as appropriate, within 90 days following notice of such Final Determination, in an amount equal to the estimated cash Tax Benefit resulting from the realization of the Tax Attribute, based on the forecasted realization of the increased Tax Attribute, calculated at a reasonable Federal and state tax rate and present valued at the Applicable Interest Rate. The intention of this provision is to reduce the administration associated with reporting the realization of the cash Tax Benefit described in Section 5.2(b) for an increase in a Tax Attribute resulting from a Final Determination.

(b) If: (i) a member of the SpinCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the Manitowoc ParentCo Group is liable hereunder (or reduces any Tax Attribute of a member of the Manitowoc ParentCo Group), or (ii) if a member of the Manitowoc ParentCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the SpinCo Group is liable hereunder (or reduces any Tax Attribute of a member of the SpinCo Group); and such Tax Benefit would not have arisen but for such adjustment or reporting (determined on a “with and without” basis) and has not already been addressed under Section 5.2(a), SpinCo or Manitowoc ParentCo, as the case may be, shall make a payment to either Manitowoc ParentCo or SpinCo, as appropriate, within 90 days following such actual realization of the Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment), plus interest on such amount computed at the Applicable Interest Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this section.

(c) In no event shall one Group be required to pay an amount equal to the correlative Tax Benefit to the other Group under this Section 5.2 that exceeds the actual Tax that gave rise to the correlative Tax Benefit.

5.3. SpinCo Carrybacks. SpinCo shall be entitled to any refund that is attributable to, and would not have arisen but for, a SpinCo Carryback permitted pursuant to Section 3.6; provided, however, SpinCo shall indemnify and hold the members of the Manitowoc ParentCo Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Carryback, including (but not limited to) the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Manitowoc ParentCo Group or an Affiliate thereof if (i) such Tax Attributes expire unutilized, but would have been utilized but for such Carryback, or (ii) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been utilized but for such Carryback. Any such payment of such refund made by Manitowoc ParentCo to SpinCo pursuant to this section shall be recalculated in light of any Final Determination (or any other facts that may arise or come to light after such payment is made, such as a carryback of a Manitowoc ParentCo Group Tax Attribute to a Tax Period in respect of which such refund is received) that would affect the amount to which SpinCo is entitled, and an appropriate adjusting payment shall be made by SpinCo to Manitowoc ParentCo such that the aggregate amount paid pursuant to this section equals such recalculated amount (with interest computed at the Applicable Interest Rate).

ARTICLE VI

TAX-FREE STATUS

6.1. Restrictions on SpinCo.

(a) Compliance with Tax Opinion and Representation Letters. SpinCo shall not take or fail to take, and shall not permit any SpinCo Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, representation, or covenant in any Representation Letters or the Tax Opinion. SpinCo shall not take or fail to take, and shall not permit any SpinCo Affiliate to take or fail to take, any action which adversely affects or could reasonably be expected to adversely affect (i) the Tax-Free Status of the Contribution and the Distribution, or (ii) the qualification of any Separation Transaction (including, but not limited to, those transactions described in the Tax Opinion or Internal Reorganization Step Plan) under U.S. federal, state, local or non-U.S. Tax Law as wholly or partially tax-free or tax-deferred.

(b) Preservation of Active Trade or Business. From the Distribution Date until the first Business Day after the two-year anniversary of the Distribution

Date, SpinCo shall (i) maintain its status as a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code; (ii) not engage in any transaction that would result in it ceasing to be a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code; (iii) cause each SpinCo Affiliate, whose activities are relied upon in the Tax Opinion for purposes of qualifying a transaction as tax-free pursuant to Section 355 of the Code or other Tax Law, to maintain its status as a company engaged in such Active Trade or Business for purposes of Section 355(b)(2) of the Code and any such other applicable Tax Law; (iv) not engage in any transaction or permit a SpinCo Affiliate to engage in any transaction that would result in them ceasing to be engaged in the relevant Active Trade or Business for purposes of Section 355(b)(2) of the Code or such other applicable Tax Law, taking into account Section 355(b)(3) of the Code for purposes of clauses (i) through (iv); (v) not dispose of or permit a SpinCo Affiliate to dispose of, directly or indirectly, any interest in a SpinCo Affiliate described in clause (iii), or permit any such SpinCo Affiliate to make or revoke any election under Treasury Regulation Section 301.7701-3, and (vi) except as provided in Section 6.1(c) or 6.1(d), not sell, transfer or dispose of any stock or assets constituting more than 25% of the gross assets of the SpinCo Group (measured as of the Distribution Date) to a Person that is not part of SpinCo’s separate affiliated group as defined in Section 355(b)(3) of the Code. The foregoing shall not prevent SpinCo from using its cash or cash equivalents to repay debt, acquire an unrelated company or make distributions to its shareholders.

(c) Proposed Acquisition Transaction. From the Distribution Date until the first Business Day after the two-year anniversary of the Distribution Date, SpinCo shall not, and shall not permit any SpinCo Affiliate to, (i) enter into any Proposed Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (a) redeeming rights under a shareholder rights plan, (b) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (c) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of SpinCo’s charter or bylaws, (d) amending its certificate of incorporation to declassify its Board of Directors or approving any such amendment, or otherwise), (ii) merge or consolidate with any other Person or liquidate or partially liquidate, (iii) in a single transaction or series of transactions sell or transfer (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to SpinCo pursuant to the Contribution or sell or transfer 25% or more of the gross assets of any Active Trade or Business or 25% or more of the consolidated gross assets of SpinCo and its Affiliates (the denominator of such percentages to be measured based on fair market value of SpinCo’s assets as of the Distribution Date), (iv) redeem or otherwise repurchase (directly or through a SpinCo Affiliate) any SpinCo stock, or rights to acquire stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue

Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (v) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo Capital Stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock), or (vi) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Representation Letters or the Tax Opinion) which in the aggregate (and taking into account any other transactions described in this Section 6.1(c)) would be reasonably likely to have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in SpinCo or otherwise jeopardize the Tax-Free Status, unless prior to taking any such action set forth in the foregoing clauses (i) through (vi), (A) SpinCo shall have requested that Manitowoc ParentCo obtain a Ruling in accordance with Section 6.3(b) and Section 6.3(d) to the effect that such transaction will not affect the Tax-Free Status and Manitowoc ParentCo shall have received such a Ruling in form and substance satisfactory to Manitowoc ParentCo in its sole and absolute discretion, or (B) SpinCo shall provide Manitowoc ParentCo with an Unqualified Tax Opinion in form and substance satisfactory to Manitowoc ParentCo in its sole and absolute discretion (and in determining whether an opinion is satisfactory, Manitowoc ParentCo may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations if used as a basis for the opinion, and Manitowoc ParentCo may determine that no opinion would be acceptable to Manitowoc ParentCo), or (C) Manitowoc ParentCo shall have waived the requirement to obtain such Ruling or Unqualified Tax Opinion. Manitowoc ParentCo shall not be required to take any action related to obtaining a Ruling unless and until SpinCo has provided to Manitowoc ParentCo an opinion reasonably acceptable to Manitowoc ParentCo from a Tax Advisor to the effect that the outcome of the ruling process should be favorable. In all events, prior to obtaining either the Ruling or Unqualified Tax Opinion referred to herein, SpinCo shall consult with Manitowoc ParentCo.

(d) Certain Acquisitions of SpinCo Capital Stock. If SpinCo proposes to enter into any Section 6.1(d) Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Section 6.1(d) Acquisition Transaction, proposes to permit any Section 6.1(d) Acquisition Transaction to occur, in each case, during the period from the Effective Date until the first Business Day after the two-year anniversary of the Distribution Date, SpinCo shall provide Manitowoc ParentCo, no later than ten Business Days following the signing of any written agreement with respect to the Section 6.1(d) Acquisition Transaction, with a written description of such transaction (including the type and amount of SpinCo Capital Stock to be issued in such transaction) and a certificate of the Board of Directors of SpinCo to the effect that the Section 6.1(d) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 6.1(c) apply (a “Board Certificate”).

(e) SpinCo Internal Restructuring. SpinCo shall not engage in, and shall not cause or permit, any internal restructuring (including by making or revoking any election under Treasury Regulation Section 301.7701-3) involving a member of the SpinCo Group including any contribution, sale, or other transfer (not including sales in the ordinary course of business) of any of the assets contributed to SpinCo as described in the Separation Agreement (any such action, an “Internal Restructuring”), during or with respect to any Tax Period (or portion thereof) ending on or prior to the two-year anniversary of the Distribution Date unless SpinCo first consults with Manitowoc ParentCo regarding any such proposed actions reasonably in advance of taking any such proposed actions and considers in good faith any comments from Manitowoc ParentCo relating thereto.

(f) Gain Recognition Agreements. SpinCo shall not (i) take any action (including, but not limited to, the sale or disposition of any stock, securities, or other assets), (ii) permit any member of the SpinCo Group to take any such action, (iii) fail to take any action, or (iv) permit any member of the SpinCo Group to fail to take any action, in each case that would cause Manitowoc ParentCo or any member of the Manitowoc ParentCo Group to recognize gain under any Gain Recognition Agreement. In addition, SpinCo shall file, and shall cause any member of the SpinCo Group to file, any Gain Recognition Agreement reasonably requested by Manitowoc ParentCo which Gain Recognition Agreement is determined by Manitowoc ParentCo to be necessary so as to (i) allow for or preserve the tax-free or tax-deferred nature, in whole or part, of any Separation Transaction, or (ii) avoid Manitowoc ParentCo or any member of the Manitowoc ParentCo Group recognizing gain under any Gain Recognition Agreement.

6.2. Restrictions on Manitowoc ParentCo. Manitowoc ParentCo shall not take or fail to take, and shall not permit any Manitowoc ParentCo Affiliate to take or fail to take, any action (i) where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in any Representation Letters or the Tax Opinion, or (ii) which adversely affects or could reasonably be expected to adversely affect (A) the Tax-Free Status of the Contribution and the Distribution, or (B) the qualification of any Separation Transaction under U.S. federal, state, local, or non-U.S. Tax Law as tax free from so qualifying; provided, however, that this Section 6.2 shall not be construed as obligating Manitowoc ParentCo to consummate the Distribution nor shall it be construed as preventing Manitowoc ParentCo from terminating the Separation Agreement pursuant to the terms of the Separation Agreement. For the avoidance of doubt, SpinCo’s sole recourse for violations of this Section 6.2 shall be as set forth in Section 6.4(b).

6.3. Procedures Regarding Opinions and Rulings.

(a) Notified Actions. If SpinCo notifies Manitowoc ParentCo that it desires to take one of the actions described in clauses (i) through (vi) of Section 6.1(c) (a “Notified Action”), Manitowoc ParentCo and SpinCo shall reasonably cooperate to attempt to obtain the Ruling or Unqualified Tax Opinion referred to in Section 6.1(c), unless Manitowoc ParentCo shall have waived the requirement to obtain such Ruling or Unqualified Tax Opinion.

(b) Rulings or Unqualified Tax Opinions at SpinCo’s Request. Manitowoc ParentCo agrees that at the reasonable request of SpinCo pursuant to Section 6.1(c), Manitowoc ParentCo shall cooperate with SpinCo and use reasonable efforts to seek to obtain, as expeditiously as possible, a Ruling from the IRS or an Unqualified Tax Opinion for the purpose of permitting SpinCo to take the Notified Action. Further, in no event shall Manitowoc ParentCo be required to file any Ruling Request under this Section 6.3(b), and Manitowoc ParentCo shall not file any Ruling Request under this Section 6.3(b), unless SpinCo represents that (A) it has read the Ruling Request, and (B) all information and representations, if any, relating to any member of the SpinCo Group, contained in the Ruling Request documents are (subject to any qualifications therein) true, correct, and complete. Within ten Business Days after receiving an invoice from Manitowoc ParentCo therefor, SpinCo shall reimburse Manitowoc ParentCo for all reasonable costs and expenses, including expenses relating to the utilization of Manitowoc ParentCo personnel, incurred by the Manitowoc ParentCo Group in obtaining a Ruling or Unqualified Tax Opinion requested by SpinCo.

(c) Rulings or Unqualified Tax Opinions at Manitowoc ParentCo’s Request. Manitowoc ParentCo shall have the right to obtain a Ruling or an Unqualified Tax Opinion at any time in its sole and absolute discretion. If Manitowoc ParentCo determines to obtain a Ruling or an Unqualified Tax Opinion, SpinCo shall (and shall cause each Affiliate of SpinCo to) cooperate with Manitowoc ParentCo and take any and all actions reasonably requested by Manitowoc ParentCo in connection with obtaining the Ruling or Unqualified Tax Opinion (including, without limitation, by making any representation or covenant or providing any materials or information requested by the IRS or Tax Advisor; provided that SpinCo shall not be required to make (or cause any Affiliate of SpinCo to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control). Within ten Business Days after receiving an invoice from SpinCo therefor, Manitowoc ParentCo shall reimburse SpinCo for all reasonable costs and expenses, including expenses relating to the utilization of SpinCo personnel, incurred by the SpinCo Group in connection with such cooperation.

(d) Ruling Process. SpinCo hereby agrees that Manitowoc ParentCo shall have sole and exclusive control over the process of obtaining any Ruling, and that only Manitowoc ParentCo shall apply for a Ruling. In connection with obtaining a Ruling pursuant to Section 6.3(b): (i) Manitowoc ParentCo shall keep SpinCo informed in a timely manner of all material actions taken or proposed to be taken by Manitowoc ParentCo in connection therewith; (ii) Manitowoc ParentCo shall (1) reasonably in advance of the submission of any Ruling Request documents provide SpinCo with a draft copy thereof, (2) reasonably consider SpinCo’s comments on such draft copy, and (3) provide SpinCo with a final copy;

and (iii) Manitowoc ParentCo shall provide SpinCo with notice reasonably in advance of, and SpinCo shall have the right to attend, any formally scheduled meetings with the IRS (subject to the approval of the IRS) that relate to such Ruling. Neither SpinCo nor any SpinCo Affiliate directly or indirectly controlled by SpinCo shall seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the Contribution or the Distribution (including the impact of any transaction on the Contribution or the Distribution).

6.4. Liability for Tax-Related Losses.

(a) SpinCo Liability. Notwithstanding anything in this Agreement or the Separation Agreement to the contrary (and in each case regardless of whether a Ruling, Unqualified Tax Opinion, or waiver described in clause (A), (B), or (C) of Section 6.1(c) may have been provided, regardless of whether Manitowoc ParentCo may have consented to an Internal Restructuring, and regardless of whether an action may be required by law), subject to Section 6.4(c), SpinCo shall be responsible for, and shall indemnify and hold harmless Manitowoc ParentCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution or the Distribution) of all or a portion of SpinCo’s stock and/or its or its subsidiaries’ assets by any means whatsoever by any Person; (B) any negotiations, understandings, agreements, or arrangements by SpinCo with respect to transactions or events (including, without limitation, stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly stock of SpinCo representing a Fifty-Percent or Greater Interest therein; (C) any action or failure to act by SpinCo after the Distribution (including, without limitation, any amendment to SpinCo’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of SpinCo stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock); (D) any act or failure to act by SpinCo or any SpinCo Affiliate described in Section 6.1 (regardless whether such act or failure to act may be required by law or may be covered by a Ruling, Unqualified Tax Opinion, or waiver described in clause (A), (B) or (C) of Section 6.1(c), a Board Certificate described in Section 6.1(d), a consent described in Section 6.1(e)); or (E) any breach by SpinCo of its agreement and representation set forth in Section 6.1(a) or its representations set forth in Section 6.5.

(b) Manitowoc ParentCo Liability. Notwithstanding anything in this Agreement or the Separation Agreement to the contrary, subject to Section 6.4(c), Manitowoc ParentCo shall be responsible for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to, or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution or the Distribution) of all or a portion of Manitowoc ParentCo’s stock and/or its assets by any means whatsoever by any Person; (B) any negotiations, agreements, or arrangements by Manitowoc ParentCo with respect to transactions or events (including, without limitation, stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly stock of Manitowoc ParentCo representing a Fifty-Percent or Greater Interest therein; (C) any act or failure to act by Manitowoc ParentCo or a member of the Manitowoc ParentCo Group described in Section 6.2 or any breach by Manitowoc ParentCo of its agreement and representation set forth in Section 6.2, limited, in each case, to Tax-Related Losses arising from Taxes of the Manitowoc ParentCo Group for which a SpinCo Entity is found jointly, severally, or secondarily liable pursuant to the provisions of Treasury Regulation Section 1.1502-6 (or similar provisions of state, local or foreign Tax law).

(c) Computation of Liability.

(i) To the extent that any Tax-Related Loss is subject to indemnity under both Section 6.4(a) and Section 6.4(b), responsibility for such Tax-Related Loss shall be shared by Manitowoc ParentCo and SpinCo according to relative fault.

(1) Notwithstanding Section 6.4(b) or 6.4(c)(i), with respect to (I) any Tax-Related Loss resulting from Section 355(e) of the Code (other than as a result of an acquisition of a Fifty Percent or Greater Interest in Manitowoc ParentCo) and (II) any other Tax-Related Loss resulting (for the avoidance of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of SpinCo (or any SpinCo Affiliate) by any means whatsoever by any Person or any action or failure to act by SpinCo affecting the voting rights of SpinCo stock, SpinCo shall be responsible for, and shall indemnify and hold harmless Manitowoc ParentCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Losses.

(2) Notwithstanding anything to the contrary in Section 6.4(a) or Section 6.4(c)(i), with respect to (I) any Tax-Related Loss resulting from Section 355(e) of the Code (other than as a result of an acquisition of a Fifty Percent or Greater Interest in SpinCo) and (II) any other Tax-Related Loss resulting (for the avoidance of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of Manitowoc ParentCo (or any

Manitowoc ParentCo Affiliate) by any means whatsoever by any Person, Manitowoc ParentCo shall be responsible for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Losses.

(ii) For purposes of calculating the amount and timing of any Tax-Related Loss for which a Company is responsible under this Section 6.4, Tax-Related Losses shall be calculated by assuming that Tax is paid at the highest marginal corporate Tax rates in effect for the relevant entity in each relevant taxable year and there are no Tax Attributes available in any relevant taxable year. Each Company shall have the right to review the computation of any Tax-Related Losses prepared by the other Company.

(d) Payment of Tax-Related Losses. SpinCo shall pay Manitowoc ParentCo the amount of any Tax-Related Losses for which SpinCo is responsible under this Section 6.4: (A) in the case of Tax-Related Losses described in clause (i) of the definition of Tax-Related Losses, no later than two Business Days prior to the date Manitowoc ParentCo files, or causes to be filed, the applicable Tax Return for the year of the Contribution or Distribution, as applicable (the “Filing Date”) (provided that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (i), (ii) or (iii) of the definition of Final Determination, then SpinCo shall pay Manitowoc ParentCo no later than two Business Days after the later of the date of such Final Determination or the date Manitowoc ParentCo provides notice of such determination to SpinCo) , and (B) in the case of Tax-Related Losses described in clause (ii) or (iii) of the definition of Tax-Related Losses, no later than two Business Days after the later of the date Manitowoc ParentCo pays such Tax-Related Losses or the date that Manitowoc provides notice of payment to SpinCo. Manitowoc ParentCo shall pay SpinCo the amount of any Tax-Related Losses described in clause (ii) or (iii) of the definition of Tax-Related Loss for which Manitowoc ParentCo is responsible under this Section 6.4 no later than two Business Days after the later of the date that SpinCo pays such Tax-Related Losses or the date that SpinCo provides notice of payment to Manitowoc ParentCo.

(e) Section 336(e) Election. If Manitowoc ParentCo determines, in its sole discretion, that a Section 336(e) Election shall be made with respect to the Distribution, SpinCo shall (and shall cause the relevant member of the SpinCo Group to) join with Manitowoc ParentCo or the relevant member of the Manitowoc ParentCo Group in the making of such election and shall take any action reasonably requested by Manitowoc ParentCo or that is otherwise necessary to give effect to such election (including making any other related election). If a Section 336(e) Election is made with respect to the Distribution, then, in the event the Contribution and Distribution fail to have Tax-Free Status and Manitowoc ParentCo is not entitled to indemnification for the Tax-Related Losses arising from such failure, SpinCo shall pay to Manitowoc ParentCo any Tax Benefits actually realized in cash by the SpinCo Group or any member of the

SpinCo Group arising from the step-up in Tax basis resulting from the Section 336(e) Election; provided, such amounts payable shall be reduced by all reasonable costs incurred by SpinCo to amend any Tax Returns or other governmental filings related to such Section 336(e) Election.

6.5. Representations.

(a) Each of Manitowoc ParentCo and SpinCo hereby represents and warrants that: (A) it has reviewed the Representation Letters, and (B) subject to any qualifications therein, all information, representations and covenants contained in such Representation Letters that relate to such Company or any member of its Group are true, correct and complete.

(b) SpinCo hereby represents and warrants as of the date of this Agreement and at the Distribution Date that it has no plan or intention of taking any action, or failing to take any action (or causing or permitting any member of its Group to take or fail to take any action), in each case, from and after the Distribution Date that could reasonably be expected to cause any representation or factual statement made in this Agreement, the Separation Agreement, the Representation Letters or any of the Ancillary Agreements to be untrue.

(c) SpinCo hereby represents and warrants that, during the two-year period ending on the Distribution Date, there was no “agreement, understanding or arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding an acquisition of all or a significant portion of the SpinCo Capital Stock (or any predecessor), provided however, that no representation is made regarding any such “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers, directors, or controlling shareholders of any member of the Manitowoc ParentCo Group (or another person with the implicit or explicit permission of one or more of such persons).

ARTICLE VII

ASSISTANCE AND COOPERATION

7.1. Assistance and Cooperation.

(a) The Companies shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Companies and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to the other Company and its Affiliates available to such other Company as provided in Article VIII. Each of the Companies shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. In the event that a member of the Manitowoc ParentCo Group, on the one hand, or a member of the SpinCo Group, on the other hand, suffers a Tax detriment as a result of a Transfer Pricing Adjustment, the Companies shall cooperate pursuant to this Article VII to seek any competent authority relief that may be available with respect to such Transfer Pricing Adjustment. SpinCo shall cooperate with Manitowoc ParentCo and take any and all actions reasonably requested by Manitowoc ParentCo in connection with obtaining the Tax Opinion (including, without limitation, by making any new representation or covenant, confirming any previously made representation or covenant or providing any materials or information requested by any Tax Advisor; provided that SpinCo shall not be required to make or confirm any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control).

(b) Any information or documents provided under this Article VII shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, (i) neither Manitowoc ParentCo nor any Manitowoc ParentCo Affiliate shall be required to provide SpinCo or any SpinCo Affiliate or any other Person access to or copies of any information, documents, or procedures (including the proceedings of any Tax Contest) other than information, documents, or procedures that relate to SpinCo, or the business or assets of SpinCo or any SpinCo Affiliate, and (ii) in no event shall Manitowoc ParentCo or any Manitowoc ParentCo Affiliate be required to provide SpinCo, any SpinCo Affiliate, or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege. In this regard, the parties shall, where appropriate, discuss entering into a joint defense or common interest agreement to preserve privilege in the event of an exchange of otherwise privileged information. In addition, in the event that Manitowoc ParentCo determines that the provision of any information or documents to SpinCo or any SpinCo Affiliate could be commercially detrimental, violate any law or agreement, or waive any Privilege, the parties shall use reasonable best efforts to permit compliance with its obligations under this Article VII in a manner that avoids any such harm or consequence.

7.2. Income Tax Return Information. SpinCo and Manitowoc ParentCo acknowledge that time is of the essence in relation to any request for information, assistance, or cooperation made by Manitowoc ParentCo or SpinCo pursuant to Section 7.1 or this Section 7.2. SpinCo and Manitowoc ParentCo acknowledge that failure to conform to the reasonable deadlines set by Manitowoc ParentCo or SpinCo could cause irreparable harm. Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare Tax Returns, including, but not limited to, any pro forma returns required by the Responsible Company for purposes of preparing such Tax Returns. Any information or documents the Responsible Company requires to prepare such Tax Returns shall be provided in such form as the Responsible Company reasonably requests and at or prior to the time reasonably specified by the Responsible Company so as to enable the Responsible Company to file such Tax Returns on a timely basis.

7.3. Reliance by Manitowoc ParentCo. If any member of the SpinCo Group supplies information to a member of the Manitowoc ParentCo Group in connection with a Tax liability and an officer of a member of the Manitowoc ParentCo Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Manitowoc ParentCo Group identifying the information being so relied upon, the chief financial officer of SpinCo (or any officer of SpinCo as designated by the chief financial officer of SpinCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

7.4. Reliance by SpinCo. If any member of the Manitowoc ParentCo Group supplies information to a member of the SpinCo Group in connection with a Tax liability and an officer of a member of the SpinCo Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the SpinCo Group identifying the information being so relied upon, the chief financial officer of Manitowoc ParentCo (or any officer of Manitowoc ParentCo as designated by the chief financial officer of Manitowoc ParentCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

ARTICLE VIII

TAX RECORDS

8.1. Retention of Tax Records.

Each Company shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Manitowoc ParentCo shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Tax Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon 60 Business Days’ prior written notice to the other Company. If, prior to the Retention Date, (a) a Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Article VIII are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon 60 Business Days’ prior notice to the other Company. Any notice of an intent to dispose given pursuant to this Section 8.1 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such 60 Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, SpinCo determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then SpinCo may decommission or discontinue such program or system upon 90 days’ prior notice to Manitowoc ParentCo and Manitowoc ParentCo shall have the opportunity, at its cost and expense, to copy, within such 90-day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

8.2. Access to Tax Records. The Companies and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Company and its Affiliates, authorized agents and representatives and any representative of a Taxing Authority or other Tax auditor direct access, at the cost and expense of such other Company, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Company in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

8.3. Preservation of Privilege. No member of the SpinCo Group shall provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of Manitowoc ParentCo, such consent not to be unreasonably withheld.

ARTICLE IX

TAX CONTESTS

9.1. Notice. Each of the Companies shall provide prompt notice to the other Company of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding, or other material Tax Contest of which it becomes aware related to Taxes for Tax Periods for which it is indemnified by the other Company hereunder or for which it may be required to indemnify the other Company hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such party fails to give the indemnifying party prompt notice of such asserted Tax liability and the indemnifying party is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying party shall have no obligation to indemnify the indemnified party for any Taxes arising out of such asserted Tax liability, and (ii) if the indemnifying party is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying party, then any amount which the indemnifying party is otherwise required to pay the indemnified party pursuant to this Agreement shall be reduced by the amount of such detriment. For purposes of the foregoing, a Tax Contest shall be considered “material” if it could reasonably be expected to result in: (i) a liability equal to or in excess of $500,000; (ii) a loss of credit or credits equal to or in excess of $500,000; or (iii) a loss or losses equal to or in excess of $1.5 million.

9.2. Control of Tax Contests.

(a) Separate Returns. In the case of any Tax Contest with respect to any Separate Return, the Company having liability for the Tax pursuant to Article II shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 9.2(c) and Section 9.2(d).

(b) Joint Return. In the case of any Tax Contest with respect to any Joint Return, Manitowoc ParentCo shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 9.2(c) and Section 9.2(d).

(c) Settlement Rights. The Controlling Party shall have the sole right to contest, litigate, compromise and settle any Tax Contest without obtaining the prior consent of the Non-Controlling Party. Unless waived by the parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party. In the case of any Tax Contest described in Section 9.2(a) or Section 9.2(b), “Controlling Party” means the Company entitled to control the Tax Contest under such Section and “Non-Controlling Party” means the other Company.

(d) Tax Contest Participation. Unless waived by the parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement. The failure of the Controlling Party to provide any notice specified in this Section 9.2(d) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

(e) Consultation in the Absence of Indemnification Obligation. In the event that one Group has responsibility for a Tax Contest that could reasonably be expected to have a correlative tax liability of $1 million or more to the other Group, the Group having responsibility for that Tax Contest shall consult with the other Group with respect to the resolution of that Tax Contest even if the other Group may not be obligated to indemnify the Group having control over the Tax Contest. In no event, however, shall the Group having responsibility for handling the Tax Contest be required to accept recommendations from the other Group with respect to the resolution of the Tax Contest.

(f) Power of Attorney. Each member of the SpinCo Group shall execute and deliver to Manitowoc ParentCo (or such member of the Manitowoc ParentCo Group as Manitowoc ParentCo shall designate) any power of attorney or other similar document reasonably requested by Manitowoc ParentCo (or such designee) in connection with any Tax Contest (as to which Manitowoc ParentCo is the Controlling Party) described in this Article IX. Each member of the Manitowoc ParentCo Group shall execute and deliver to SpinCo (or such member of the SpinCo Group as SpinCo shall designate) any power of attorney or other similar document requested by SpinCo (or such designee) in connection with any Tax Contest (as to which SpinCo is the Controlling Party) described in this Article IX.

ARTICLE X

TAX TREATMENT OF INDEMNITY PAYMENTS

10.1. Tax Characterization of Indemnity Payments. In the absence of any change in Tax treatment under the Code or except as otherwise required by other applicable Tax Law, any indemnity payments made by a Company under this Agreement, the Separation Agreement or the Ancillary Agreements shall be reported for Tax purposes by the Payor and the recipient as distributions or capital contributions, as appropriate, occurring immediately before the Distribution (but only to the extent the payment does not relate to a Tax allocated to the Payor in accordance with Section 1552 of the Code or the Treasury Regulations thereunder or Treasury Regulation Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability.

10.2. Gross Up. If notwithstanding the manner in which payments described in Section 10.1 were reported, there is an adjustment to the Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement or the Separation Agreement or the Ancillary Agreements, such payment shall be appropriately adjusted so that the amount of such payment, reduced by the amount of all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Company receiving such payment would otherwise be entitled to receive.

10.3. Interest Under This Agreement. Anything herein to the contrary notwithstanding, to the extent one Company (“Indemnitor”) makes a payment of interest to another Company (“Indemnitee”) under this Agreement with respect to the period from the date that the Indemnitee made a payment of Tax to a Tax Authority to the date that the Indemnitor reimbursed the Indemnitee for such Tax payment, the interest payment shall be treated as interest expense to the Indemnitor (deductible to the extent provided by law) and as interest income by the Indemnitee (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the Indemnitor or increase in Tax to the Indemnitee.

ARTICLE XI

DISAGREEMENTS

11.1. Discussion. The Companies mutually desire that friendly collaboration will continue between them. Accordingly, they will try, and they will cause their respective Group members to try, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute between any member of the Manitowoc ParentCo Group and any member of the SpinCo Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, the Tax departments of the Companies shall negotiate in good faith to attempt to resolve the dispute.

11.2. Escalation. Either Company may, at any time, terminate any negotiations between the Tax departments of the Companies and may make a written request to refer the matter to the Dispute Resolution Committee (as defined in the Separation Agreement) pursuant to Section 7.3 of the Separation Agreement. In that event, the provisions of Section 7.3 of the Separation Agreement shall govern the process for resolving the dispute.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1. Effectiveness. This Agreement is effective as of the Effective Date. The representations, warranties, covenants, and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

12.2. Notices. Any notice, consent, request, authorization, or approval permitted or required under this Agreement shall make specific reference to the fact that the notice is pursuant to this Agreement, shall be in writing, shall be delivered in person, by facsimile transmission (fax), by email, by overnight air courier, or by registered or certified mail, and shall be directed to the parties at the addresses described below in this Section (or at such other address as shall be given in writing by a party hereto). Any such notice shall be deemed to have been duly given and to have become effective (i) in the case of personal delivery, when delivered, (ii) in the case of facsimile, when received by the recipient in legible form and the sender has received an electronic confirmation of receipt of the transmission (provided, however, that such transmission and confirmation are received by 5:00 p.m., local time, on a Business Day; otherwise, such transmission shall be deemed to have been received on the next Business Day), (iii) in the case of email, upon the sender’s receipt of written confirmation of receipt from the recipient of such electronic mail (which, for purposes of this Section, shall not include an automated response), (iv) in the case of delivery by overnight courier, upon the date of delivery indicated in the records of such courier, and (v) three (3) Business Days after having been deposited in the mails as certified or registered matter, all fees prepaid.

Any notice to Manitowoc ParentCo shall be sent to it at:

The Manitowoc Company, Inc.

2400 South 44th Street

Manitowoc, WI 54221

Attention: Vice-President Taxes

Facsimile: (920) 652-9777

Any notice to SpinCo shall be sent to it at:

Manitowoc Foodservice, Inc.

2227 Welbilt Blvd.

New Port Richey, FL 34655

Attention: Vice-President, Tax

Facsimile: 920-652-9779

12.3. Authority. Each of the parties represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver, and perform this Agreement, (b) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid, and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights generally and general equity principles.

12.4. Choice of Law and Severability. This Agreement shall be construed, interpreted, and enforced in accordance with the internal laws and decisions of the State of Wisconsin. If any provision of this Agreement shall be contrary to the laws of the State of Wisconsin or any other applicable law, at the present time or in the future, such provision shall be deemed null and void, but this shall not affect the legality of the remaining provisions of this Agreement. This Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law, and this Agreement shall then be construed in such a way as will best serve the intention of the parties at the time of the execution of this Agreement.

12.5. Captions, Gender, References, and Number. The captions in this Agreement are inserted only as a matter of convenience and in no way affect the terms or intent of any provision of this Agreement. The words such as “herein”, “hereinafter”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. The terms “including” and “include” shall mean “including without limitation” and “include without limitation”, respectively. Unless the context otherwise clearly requires: (i) any references herein to Articles, Sections, or Exhibits mean the Articles and Sections of, and the Exhibits attached to, this Agreement; (ii) any references to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; (iii) any references to a statute means such statute as amended from time to time, and includes any successor legislation thereto; and (iv) any reference to a Person includes a reference to any predecessor or successor. The Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

12.6. Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party hereto to the other party. The signatures of the parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

12.7. Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns. Nothing in this Agreement shall be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to provisions of this Agreement.

12.8. Entire Agreement. This Agreement, the Separation Agreement, and the Employee Matters Agreement contain the entire agreement between the Companies with respect to the subject matter hereof and supersedes all other agreements, whether or not written, in respect of any Tax between or among any member or members of the Manitowoc ParentCo Group, on the one hand, and any member or members of the SpinCo Group, on the other hand. All such other agreements shall be of no further effect between the Companies and any rights or obligations existing thereunder shall be fully and finally settled, calculated as of the Effective Date. In the event of any inconsistency between this Agreement and the Separation Agreement, or any other agreements relating to the transactions contemplated by the Separation Agreement, with respect to Taxes, the provisions of this Agreement shall control.

12.9. Further Assurances. The Companies shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

12.10. Waiver. No failure on the part of any party hereto to object to or complain of any breach or default by another party under this Agreement or to take any other action with respect thereto, irrespective of how long such failure may continue, shall constitute or be deemed a waiver of that or of any other breach or default. No waiver by any party hereto of any breach or default on the part of another party hereto shall be effective unless set forth in writing and executed by the waiving party, and any such waiver shall operate only as a waiver of the particular breach or default specified in such written waiver, and shall not be effective as a waiver of any other subsequent breach or default on the part of another party hereto.

12.11. Expenses. Except as otherwise provided in this Agreement, each party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

12.12. Late Payments. Any amount owed by one party to another party under this Agreement which is not paid when due shall bear interest at the Applicable Interest Rate, compounded semiannually, from the due date of the payment to the date paid. To the extent interest required to be paid under this Section 12.12 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Section 12.12 or the interest rate provided under such other provision.

12.13. No Double Recovery. No provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages, or other amounts for which the damaged party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity. Unless expressly required in this Agreement, a party hereto shall not be required to exhaust all remedies available under other agreements or at law or equity before recovering under the remedies provided in this Agreement.

12.14. Amendment. This Agreement may not be amended except by the written agreement of all the parties to this Agreement.

12.15. Specific Performance. The parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement, including Section 6.1, were not performed in accordance with its specific terms or were otherwise breached. The parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement, including Section 6.1, and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

12.16. Jurisdiction. If any dispute arises out of or in connection with this Agreement, except as expressly contemplated by another provision of this Agreement, the parties irrevocably (and the parties shall cause each other member of their respective Group to irrevocably) (i) consent and submit to the co-exclusive jurisdiction of federal and state courts located in the State of Wisconsin and in the State of Florida, (ii) waive any objection to that choice of forum in Wisconsin or in Florida based on venue or to the effect that the forum is not convenient, and (iii) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL OR ADJUDICATION BY JURY.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement on the Effective Date.

THE MANITOWOC COMPANY, INC.

By:	/s/ Carl J. Laurino
Name:	Carl J. Laurino
Title:	Senior Vice President and Chief
Financial Officer

MANITOWOC FOODSERVICE, INC.

By:	/s/ Maurice D. Jones
Name:	Maurice D. Jones
Title:	Senior Vice President, General Counsel and Secretary

[Signature page to Tax Matters Agreement]